CUSIP No. 235906104                                                Page 22 of 22

                                                                      EXHIBIT 36
                                 Paul J. Duggan
                 and The Committee to Enhance Shareholder Value

                        An Extremely Important Message to
                    Damen Financial Corporation Stockholders


                                February 25, 1999

To My Fellow Stockholders:

This week, Damen Financial announced it has entered into an Agreement with MidCity Financial Corporation under which MidCity will acquire all the outstanding shares of Damen and cause Damen to merge with a wholly owned subsidiary of MidCity. Damen also changed the annual meeting date to March 12, 1999.

It is clear to us that our slate of director nominees has already made a difference for Damen's shareholders. We believe that our efforts are at least partially responsible for management's decision to sell the company. Do you think management would have entered into a deal to sell the company if we had not been pushing them to take action since 1997? We believe you will do better in any sale of Damen if our slate of independent directors is there to make sure that this transaction is the best possible deal for ALL shareholders. If elected, we pledge to review and complete the MidCity transaction or, if possible, seek to create an auction to achieve an even better offer for Damen.

This proxy fight is not over. Do not be swayed by anything management may try to tell you in its next letter. Let us finish the job we started .... and fight for the best possible price for all Damen shareholders. By the way, management will receive over $1,450,000 in severance payments if this deal goes through.

This is the key question you should consider: who do you trust to finish the job of getting the best possible price for Damen? If you agree that the answer is our slate of independent director nominees, you owe it to yourself to support our candidates and vote FOR Paul J. Duggan, Vincent Cainkar and J. Dennis Huffman.

If you want to vote for our director nominees--and we urge that you do--please sign, date and return the enclosed BLUE proxy today. If the last proxy you returned was a BLUE proxy, you need not return the enclosed proxy card.

Thank you for your time and attention to this very important matter.

                                    Very truly yours,
                                    /s/Paul J. Duggan
                                    Paul J. Duggan and
                                    The Committee to Enhance Shareholder Value